

02003424

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2002

SEC FILE NUMBER
8- 33465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARC J. LANE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LaSALLE STREET
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC J. LANE — 312-372-1040 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL J. LETWIN, CHARTERED
(Name — *if individual, state last, first, middle name*)

1470 LARCHMONT DRIVE	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 19X2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public


"OFFICIAL SEAL"
JERI ANN GADDINI
Notary Public, State of Illinois
My Commission Expires 05/08/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARC J. LANE & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Paul J. Letwin, Chartered

Certified Public Accountants

1470 Larchmont Drive

Buffalo Grove, Illinois 60089

Telephone 847/634-1776

February 1, 2002

To the Board of Directors
and Shareholders
Marc J. Lane & Company
180 N. LaSalle Street
Suite 2100
Chicago, IL 60601

We have audited the accompanying balance sheet of MARC J. LANE & COMPANY as of December 31, 2001, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's financial statements do not disclose information pertinent to estimating the fair value of the Company's investment in The NASDAQ Stock Market, Inc. Management believes it is not practicable to estimate the fair value of its investment in the stock exchange because it consists of the common stock and warrants of an untraded company, therefore, the investment is carried at cost in the financial statements. In our opinion, disclosure of that information is required to conform with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of MARC J. LANE & COMPANY as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Paul J. Letwin, Chartered

Certified Public Accountants

SCHEDULE B

MARC J. LANE & COMPANY

COMPARATIVE BALANCE SHEET

DECEMBER 31, 2001 AND DECEMBER 31, 2000

ASSETS

	December 31,	
	2001	2000
CURRENT ASSETS		
Cash in checking account	$ 6,962.22	$ 4,018.72
Money market fund	34,095.59	27,277.01
Clearing deposit	25,000.00	25,000.00
Due from clearing agents	35,191.25	34,011.88
Commissions receivable	112.32	-
Prepaid expenses	5,296.68	6,882.11
TOTAL CURRENT ASSETS	$106,658.06	$ 97,189.72
DEPRECIABLE ASSETS		
Vehicles	$ 35,809.00	$ 35,809.00
Less: Accumulated Depreciation	11,041.79	9,266.79
DEPRECIABLE ASSETS - NET	$ 24,767.21	$ 26,542.21
OTHER ASSETS		
Investments - Available for Sale	$137,100.00	$137,100.00
TOTAL INVESTMENTS-AVAILABLE FOR SALE	$137,100.00	$137,100.00
TOTAL ASSETS	$268,525.27	$260,831.93

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 260.00	$ -
Accrued payroll taxes	-	56.01
Accrued commissions	392.33	461.96
Income taxes payable	4,393.00	5,015.00
TOTAL CURRENT LIABILITIES	$ 5,045.33	$ 5,532.97
STOCKHOLDERS' EQUITY		
Capital stock	$ 6,000.00	$ 6,000.00
Capital contributed in excess of stated value	93,000.00	93,000.00
Retained earnings - Schedule C	164,479.94	156,298.96
TOTAL STOCKHOLDERS' EQUITY	$263,479.94	$255,298.96
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$268,525.27	$260,831.93

SCHEDULE C

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	Year Ended December 31,			
	2001		2000	
	Amount	% to Total Income	Amount	% to Total Income
INCOME				
Commissions	$554,838.85	99.4%	$602,915.68	99.2%
Interest income	3,275.96	.6	4,461.51	.8
TOTAL INCOME	$558,114.81	100.0%	$607,377.19	100.0%
OPERATING EXPENSES	263,540.83	47.2	275,970.39	45.4
NET EARNINGS BEFORE PROVISION FOR STATE INCOME TAXES	$294,573.98	52.8%	$331,406.80	54.6%
PROVISION FOR STATE INCOME TAXES	4,393.00	.8	5,015.00	.8
NET EARNINGS FROM OPERATIONS	$290,180.98	52.0%	$326,391.80	53.8%
RETAINED EARNINGS - BEGINNING OF YEAR	156,298.96		109,407.16	
	$446,479.94		$435,798.96	
LESS: DIVIDENDS PAID	282,000.00		279,500.00	
RETAINED EARNINGS - END OF YEAR	$164,479.94		$156,298.96	
EARNINGS PER SHARE	$ 290.18		$ 326.39	

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	Year Ended December 31,			
	2001		2000	
	Amount	% to Total Income	Amount	% to Total Income
OPERATING EXPENSES				
Clearing expense	$ 50,630.91	9.1%	$ 52,115.91	8.5%
Consulting expense	19,830.00	3.6	24,197.50	4.0
Commissions	7,766.00	1.4	13,059.81	2.1
Compensation	108,932.24	19.5	104,562.49	17.1
Depreciation	1,775.00	.3	2,950.00	.5
Dues and subscriptions	6,776.25	1.2	7,714.62	1.3
Insurance	5,188.90	.9	3,374.46	.6
Office supplies	6,833.21	1.2	9,139.10	1.6
Printing	-	-	696.00	.1
Registration fees	4,942.00	.9	5,887.00	1.0
Rent	42,000.00	7.5	42,000.00	6.9
Seminars	125.00	-	520.56	.1
Taxes - Payroll	8,663.32	1.6	9,624.94	1.6
Vehicle expenses	78.00	-	128.00	-
TOTAL OPERATING EXPENSES	$263,540.83	47.2%	$275,970.39	45.4%

MARC J. LANE & COMPANY

CASH FLOW STATEMENT

YEAR ENDED DECEMBER 31, 2001

SOURCES OF CASH			
Operations			
Net earnings for the year - Per Schedule C	$290,180.98		
Add: Expenses charged against net earnings not requiring the expenditure of cash Depreciation	1,775.00		
Total cash provided by operations		$291,955.98	
Decrease in prepaid expenses		1,585.43	
Increase in accounts payable		260.00	
TOTAL SOURCES OF CASH			$293,801.41
USES OF CASH			
Payment of dividends		$282,000.00	
Increase in amount due from clearing agent		1,179.37	
Increase in commissions receivable		112.32	
Decrease in accrued payroll taxes		56.01	
Decrease in accrued commissions		69.63	
Decrease in income taxes payable		622.00	
TOTAL USES OF CASH			284,039.33
NET INCREASE IN CASH			$ 9,762.08
CASH - BEGINNING OF YEAR			31,295.73
CASH - END OF YEAR			$ 41,057.81

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

CASH — $ 41,057.81

Cash was reconciled to the ledger as set forth below:

Cash in Bank of America - Checking	$ 6,962.22
- Money Market	34,095.59
Total	$41,057.81

CLEARING DEPOSIT — $ 25,000.00

The amount of the clearing deposit was confirmed directly with the clearing agent.

DUE FROM CLEARING AGENT — $ 35,191.25

Amount due from clearing agent		
Commissions earned on securities transactions executed during December 2001	$39,254.22	
Interest earned	50.39	
Less: Costs and expenses charged by clearing agent	(4,113.36)	
Net amount due from current clearing agent		$35,191.25

The amount due from the current clearing agent was collected in its entirety during January 2002.

DEPRECIABLE ASSETS — $ 35,809.00

Depreciable assets consisting of a vehicle are stated at cost. Depreciation has been provided over an estimated useful life of five years.

INVESTMENTS AVAILABLE FOR SALE — $137,100.00

Investments are stated at cost. Management believes it is not practicable to estimate the fair value of its investment in The NASDAQ Stock Market, Inc. because it consists of the common stock and warrants of an untraded company. Disclosure of the fair value of the securities is required to conform with accounting principles generally accepted in the United States of America.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

The investments available for sale portfolio consists of the following:

Quantity	Investment	Cost
9000 shs.	The NASDAQ Stock Market, Inc.	$117,000
1500 wts.	The NASDAQ Stock Market, Inc.	20,100
	Portfolio Total	$137,100

The warrants are convertible into common stock in four tranches. The terms of the conversion are summarized in the chart below:

Tranches	Maximum Amount of Common Shares	Exercise Date	Expiration Date	Call Price Per Common Share
1	1,500	June 28, 2002	June 27, 2003	$13.00
2	1,500	June 30, 2003	June 25, 2004	14.00
3	1,500	June 28, 2004	June 27, 2005	15.00
4	1,500	June 28, 2005	June 27, 2006	16.00

ACCRUED COMMISSIONS $ 392.33

Accrued commissions at December 31, 2001 aggregated $392.33 for commissions due on securities sold during the year.

INCOME TAXES PAYABLE $ 4,393.00

Marc J. Lane & Company has elected to be taxed as an "S" corporation, consequently, no provision has been made for Federal income taxes. The amount indicated represents the amount of State income taxes payable on the company's 2001 earnings.

CAPITAL STOCK - COMMON $ 6,000.00

1,000 shares of no par value stock with a stated value of $6,000.00 was issued and outstanding at December 31, 2001. All shares were owned by Marc J. Lane. No changes in the amount of stock outstanding or stockholders occurred during the year.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

CAPITAL CONTRIBUTED IN EXCESS OF STATED VALUE — $ 93,000.00

The sole shareholder and director of Marc J. Lane & Company has authorized the contribution of various amounts as additions to paid-in capital in order to meet certain business requirements. The dates and amounts of these contributions follow:

Date	Amount
January 11, 1991	$15,000
December 20, 2000	78,000
	$93,000

RETAINED EARNINGS — $164,479.94

Retained earnings increased $8,180.98 during the year ended December 31, 2001, as summarized below:

Retained earnings - January 1, 2001	$156,298.96
Add: Net earnings for year year ended December 31, 2001 - Exhibit C	290,180.98
Subtotal	$446,479.94
Less: Dividends paid	282,000.00
Retained earnings - December 31, 2001	$164,479.94

COMMITMENTS AND OTHER MATTERS

On July 1, 1999, Marc J. Lane & Company entered into a lease for the rental of office space from an affiliated entity. The lease provides for monthly rental of $3,500.00 for a three-year period commencing on that date. Future obligations under this lease are summarized below.

Year Ending December 31	Amount
2002	21,000.00

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2001

SOURCES OF FUNDS	
Net income for the year - Per Schedule C	$290,181
Items charged to operations not requiring the expenditure of working capital	
Depreciation	1,775
TOTAL SOURCES OF FUNDS	$291,956
USES OF FUNDS	
Dividends paid	$282,000
Net increase in working capital	9,956
TOTAL USES OF FUNDS	$291,956

SUMMARY OF CHANGES IN WORKING CAPITAL

	December 31,		Increase
	2001	2000	(Decrease)
CURRENT ASSETS			
Cash	$ 41,057	$ 31,296	$ 9,761
Clearing deposit	25,000	25,000	-
Commissions receivable	35,304	34,012	1,292
Prepaid expenses	5,297	6,882	(1,585)
TOTAL CURRENT ASSETS	$106,658	$ 97,190	$ 9,468
CURRENT LIABILITIES			
Accounts payable	$ 260	$ -	$ 260
Accrued payroll taxes	-	56	(56)
Accrued expenses	392	462	(70)
Income taxes payable	4,393	5,015	(622)
TOTAL CURRENT LIABILITIES	$ 5,045	$ 5,533	$ (488)
WORKING CAPITAL	$101,613	$ 91,657	$ 9,956

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

BALANCE AT JANUARY 1, 2001	$255,299
NET EARNINGS - PER EXHIBIT C	290,181
LESS: DIVIDENDS PAID	(282,000)
BALANCE AT DECEMBER 31, 2001	$263,480

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2001

BALANCE AT JANUARY 1, 2001	$ -
INCREASES	-
DECREASE	-
BALANCE AT DECEMBER 31, 2001	$ -

MARC J. LANE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2001

TOTAL ASSETS		$268,525
LESS: Total Liabilities		5,045
Ownership Equity (Net Worth)		$263,480
LESS: NON-ALLOWABLE ASSETS		
Prepaid expenses	$ 5,297	
Depreciable assets (net)	24,767	
Investments	137,100	
TOTAL NON-ALLOWABLE ASSETS		167,164
EQUALS TENTATIVE NET CAPITAL		$ 96,316
MINIMUM CAPITAL REQUIRED		$ 50,000
EXCESS NET CAPITAL OVER MINIMUM		46,316
EXCESS NET CAPITAL AT 120%		56,316
AGGREGATE INDEBTEDNESS		5,045
AGGREGATE INDEBTEDNESS - NET CAPITAL		5.00%

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(h) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS TO RULE 15c3-3

The firm is not required to compute reserve requirements pursuant to Rule 15c3-3 under an amended restrictive agreement dated March 31, 1989.

(i) INFORMATION RELATING TO THE POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information pertaining to Rule 15c3-3 does not apply since Marc J. Lane & Company will maintain a $50,000 minimum net capital requirement, will not hold customer funds or safekeep customer securities and will limit its broker dealer operations to those described in paragraph (a) (2) of SEC Rule 15(c)(3)-(1). Marc J. Lane & Company will process all transactions pursuant to the exemptible provisions of paragraph (k) (2) (ii) of SEC Rule 15 (c)(3)-(3). More specifically, Marc J. Lane & Company will conduct its general securities business on a referral basis with respect to its agreement with its clearing brokers.

(j) A RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Reconciliation of computation of net capital under Rule 15c3-1

Net capital per unaudited financial statements	$96,298
Corrections of provision for state income taxes payable on the unaudited financial statements	18
Net capital per audited financial statements	$96,316

As indicated above, a computation of the reserve requirement under Rule 15c3-3 is not required.

(k) A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Because of the adjustment indicated above, the calculation of the percentage of debt equity total computed in accordance with Rule 15c3-1(d) was calculated to be 5.24% on the audited statements, compared to 5.26% on the unaudited statements.

There was one difference in the net income between the unaudited and audited statements. The adjustment resulted from a reduction of the accrual of state income taxes payable aggregating $18. The result of the adjustment was an increase in income totaling $18.

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(m) A COPY OF THE SIPC SUPPLEMENTAL REPORT

Because SIPC has suspended assessments based on net operating revenue, an SIPC Supplemental Report is not required.

(n) A REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

There were no material inadequacies found to exist or found to have existed since the date of the previous audit. Our examination was made in accordance with generally accepted auditing standards, and accordingly included tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.